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                                                                      EXHIBIT 12

The following table presents the calculations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.

                          IMPAC MORTGAGE HOLDINGS, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (dollar amounts in thousands)

                                                      2001         2000         1999         1998          1997
                                                     -------      -------      -------      -------      -------
Net earnings (loss) ................................  33,178      (54,233)      22,317       (5,933)     (16,029)
Add:  Fixed charges (1) ............................ 113,144      125,019       91,074      128,190       84,195
Net earnings (loss) plus fixed charges ............. 146,322       70,787      113,391      122,257       68,166
Fixed charges ...................................... 113,144      125,019       91,074      128,190       84,195
Preferred stock dividends ..........................   1,575        3,150        3,290          ---          ---
Total fixed charges and preferred stock dividends .. 114,719      128,169       94,364      128,190       84,195
Ratio of earnings to fixed charges .................   1.29x        0.57x        1.25x        0.95x        0.81x
Ratio of earnings to combined fixed charges and
   preferred dividends .............................   1.28x        0.55x        1.20x        0.95x        0.81x

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(1) Interest expense on debt and the portion of rental expense deemed to represent the interest factor.